SECU 04017645 OMMISSION

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Ard 3/30/2004

SEC FILE NUMBER
8-49569

CM 3/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 26th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane S.A.)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2·27·04

Date

Treasurer and Chief Financial Officer

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 27th day of February 2004.

Maria V. Markovits

Notary Public

MARIA V. MARKOVITS
Notary Public - State of New York
No. 01MA6068756
Qualified in New York County
My Commission Expires Jan. 14, 2008

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane, Inc:

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$17,004,848
Receivables:	
Customers	4,485,924
Brokers, dealers and clearing organizations	1,279,374
Affiliate	997,962
Securities owned	2,125,000
Furniture, equipment, and leasehold improvements - At cost (less accumulated depreciation and amortization of $1,008,164)	115,147
Prepaid and other assets	425,097
TOTAL ASSETS	$26,433,352

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 3,473,861
Payables:	
Brokers, dealers and clearing organizations	4,442,131
Customers	533,750
Other	392,377
Deferred compensation plan	816,888
Total liabilities	9,659,007
SHAREHOLDER'S EQUITY:	
Common stock, .01 par value— 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,999,990
Retained earnings	11,774,345
Total shareholder's equity	16,774,345
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$26,433,352

See notes to statement of financial condition.

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane S.A.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

Exane, Inc. (the "Company") is a wholly-owned subsidiary of Exane S.A. (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of French and other European institutional investors. The Company deals primarily in securities of French issuers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents primarily consist of short-term money market instruments. At December 31, 2003, such money market instruments totaled $1,600,000.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment primarily consists of technology hardware and software. Maintenance and repair costs are expensed as incurred. Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and are depreciated using the straight-line basis generally using estimated useful lives of three to five years.

Receivables and Payables from Brokers and Dealers - Receivables from brokers and dealers primarily consists of securities failed to deliver and customer transactions cleared through another U.S. broker-dealer or a foreign affiliate. Payables to brokers and dealers primarily consist of securities failed to receive and failed to deliver.

Receivables and Payables from Customers - The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. The receivables are collateralized by securities failed by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

Use of Estimates - In presenting the statement of financial condition in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2003. Therefore, actual results could differ from those estimates, resulting in a material impact to the statement of financial condition.

New Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of*

Others", ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal year 2003 with no material impact on the statement of financial condition.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements of annual periods ending after December 15, 2003. However, the revised SFAS No. 132 provides that new disclosures for nonpublic entities will be effective for fiscal years ending after June 15, 2004.

The Company has adopted the provisions of several new accounting pronouncements, none of which has a material impact on the Company's statement of financial condition. These pronouncements include SFAS No. 149, which amends SFAS No. 133 in accounting for and disclosure of derivatives, SFAS No. 150, which clarifies accounting for financial instruments that have characteristics of both debt and equity, and FASB Interpretation No. 46, which clarifies whether an entity should consolidate another entity when that entity is deemed to be a "variable interest entity".

3. RELATED PARTY TRANSACTIONS

The Company executes, clears and custodies its securities transactions through another U.S. broker-dealer or a foreign affiliate. Some of their transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services. The statement of financial condition reflects the following related party balances as of, and for the year ended December 31, 2003:

Assets:	
Receivable from affiliate	997,962
Receivable from brokers and dealers	533,750
Liabilities:	
Payable to brokers and dealers	4,442,131

The receivable from affiliate balance represents the commission fees receivable as of December 31, 2003.

4. INCOME TAXES

The Company has recorded a deferred tax asset of $376,621, which primarily relates to timing differences in the recognition of expenses from the Phantom Share Ownership Plan (See Note 5).

5. EMPLOYER BENEFIT PLAN AND STOCK COMPENSATION PLAN

401(k) Retirement Plan—The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions.

Defined Benefit Pension Plan—The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2003, the pension plan assets were invested in a portfolio consisting primarily of cash and mutual funds managed by the Company. Employees must be 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation, beginning of year	$	626,356
Service cost		219,231
Interest cost		41,616
Actuarial loss		162,243
Benefits paid		(63,693)
Benefits paid	$	985,753

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value, beginning of year	$	491,197
Actual return on plan assets		63,687
Employer contribution		183,693
Benefits paid		(63,693)
Fair value, end of year	$	674,884

The financial status for fiscal 2003 is as follows:

Funded status	$	(310,888)
Unrecognized net actuarial loss		141,559
Unrecognized prior service cost		118,465
(Accrued)/Prepaid pension cost	$	(50,864)

Amounts recognized in the statement of financial condition:

Accrued liability	$	(140,664)
Intangible assets		89,800
Accumulated comprehensive income		-
Net amortization recognized	$	(50,864)

The following table highlights assumptions used for fiscal 2003:

Discount rate	6.25%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%

Components of net periodic benefit cost for the year ended December 31, 2003 are as follows:

Service cost	$ 219,231
Interest cost	41,616
Expected return on plan assets	(49,608)
Amortization of unrecognized transition obligation	10,770
Recognized net actuarial loss	12,528
Net periodic benefit cost	$ 234,537

Exane, Inc. 2002 Phantom Share Ownership Plan - On January 2, 2002, the Company established a deferred compensation plan. The Exane, Inc. 2002 Phantom Share Ownership Plan (the "Phantom Share Plan") was designed for employees as a method of deferring annual bonus compensation and receiving a return approximating the return results of the Parent's ownership equity. The employees elect to receive Phantom Share Units for which the ultimate value is linked to the unit share price of the Fonds Commun de Placement d'Enterprise named "Actionariat Salarie d'Exane" as created in 2000 under the Exane Employee Share Ownership Plan. The Phantom Share Plan terminates on or after December 31, 2005.

6. COMMITMENTS AND CONTINGENCIES

Leases – The Company occupies office space under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2003. Future minimum rental commitments are $367,552 and $306,293 for the years ending December 2004 and December 2005, respectively.

Guarantees—The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2003, net capital of $15,085,193 exceeded the required net capital minimum of $250,000 by $14,835,193.

10. SUBSEQUENT EVENTS

On February 11, 2004, the Company entered into an agreement to combine its operations with the European equity desk of BNP Paribas. According to the agreement, the operations of a newly formed partnership will go into effect during the second quarter of 2004. This event had no impact on the statement of financial condition for the year ended December 31, 2003.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2004

Exane, Inc.
527 Madison Avenue
New York, New York 10022

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 27, 2004), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment for securities under Securities 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated February 27, 2004 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP